Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Hala Tree Coffee, Inc.
82-5966 Mamalahoa Hwy
Captain Cook, HI 96704
https://halatreecoffee.com/

Up to $799,996.98 in Common Stock at $3.46
Minimum Target Amount: $123,999.48

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Hala Tree Coffee, Inc.
Address: 82-5966 Mamalahoa Hwy, Captain Cook, HI 96704
State of Incorporation: DE
Date Incorporated: April 02, 2025

Terms:

Equity

Offering Minimum: $123,999.48 | 35,838 shares of Common Stock
Offering Maximum: $799,996.98 | 231,213 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.46
Minimum Investment Amount (per investor): $297.56

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based Perks

Early Bird 1: Invest $500+ within the first 2 weeks and receive 8% bonus shares

Early Bird 2: Invest $1,000+ within the first 2 weeks and receive 10% bonus shares

Early Bird 3: Invest $5,000+ within the first 2 weeks and receive 12% bonus shares

Early Bird 4: Invest $10,000+ within the first 2 weeks and receive 14% bonus shares

Early Bird 5: Invest $25,000+ within the first 2 weeks and receive 16% bonus shares

Early Bird 6: Invest $50,000+ within the first 2 weeks and receive 18% bonus shares

Flash Perk 1: Invest $2,500+ between days 35 - 40 and receive 6% bonus shares

Flash Perk 2: Invest $5,000+ between days 60 - 65 and receive 8% bonus shares

Amount-Based Perks

Java Enthusiast: Invest $500+ and receive the first month free on any coffee subscription service + branded mug.

Coffee Connoisseur: Invest $1,000+ and receive Includes a tour of the coffee farm + first two months free on any subscription service.

Cafe Regular: Invest $5,000+ and receive a private coffee workshop for you and friends, a branded merchandise set, and 5% bonus shares.

Cafe VIP: Invest $10,000+ and receive a one year tasting club, a private tasting event, 10% off cafe purchases for a year, and 10% bonus shares.

Coffee Visionary: Invest $25,000+ and, receive 3 years of subscription service, exclusive cafe privileges, and 15% bonus shares.

Ultimate Brewmaster: Invest $50,000+ and receive Permanent acknowledgment in both cafes, personal barista workshop, 5 years subscription, 20% bonus shares.

Loyalty Bonus

All farm management clients as of 6/1/2025 will receive a discount on their fee the month following the close of this fundraise, equal to 25% of their investment amount. Similarly, all subscribers as of 6/1/2025 will receive a discount on their subscription the month following the close of this fundraise, equal to 25% of their investment amount.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Hala Tree Coffee, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.46 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $346. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Hala Tree Coffee is a vertically integrated, family-owned coffee company based on the Big Island of Hawaiʻi. Specializing in authentic 100% Kona coffee, Hala Tree cultivates, harvests, roasts, packages, and sells its beans directly from its estate on the slopes of Mauna Loa. The company was founded by Jean and Danielle Orlowski, who left their respective careers to build a premium coffee brand rooted in sustainability, quality, and a genuine connection to Hawaiian land and culture. With a mission to make pure Kona coffee more accessible, Hala Tree Coffee blends agricultural integrity with retail innovation, offering customers a seed-to-cup experience that reflects the heritage and richness of Kona's coffee-growing region.

Business Model

Hala Tree Coffee operates under a fully vertically integrated business model, controlling every stage of the value chain—from cultivation and processing on its farm to roasting, packaging, and direct sales through wholesale, e-commerce, and retail. This model ensures strict quality control, supports strong profit margins, and reduces reliance on intermediaries. In addition to its direct-to-consumer operations, including immersive farm tours and online sales, the company has expanded into brick-and-mortar retail with the launch of Hala Tree Café on Oʻahu and plans for a second location in Waikiki. These coffee shops further solidify brand presence while enhancing customer engagement and retention.

Intellectual Property

While Hala Tree Coffee does not cite specific patents or trademarks, its proprietary advantage lies in the integration of its unique supply chain and brand experience. The company has developed a distinct visual identity and design aesthetic under the leadership of co-founder Danielle Orlowski, from packaging to café environments. This strong, recognizable brand—paired with exclusive control over its farm-grown 100% Kona coffee—creates a competitive moat and reinforces its position as a trusted source for premium Hawaiian coffee. The company's reputation for transparency, quality, and storytelling further enhances its brand equity.

Corporate History

Hala Tree Coffee, Inc., the raising entity, is a newly formed C corporation as of April 2, 2025.

Hala Tree LLC was the previously operating entity, originally formed on July 27, 2012 and became a wholly owned subsidiary via a share exchange on April 2, 2025.

Hala Tree Cafe Waikiki is another wholly owned subsidiary.

Competitors and Industry

Competitors

Hala Tree Coffee operates in a competitive specialty coffee market that includes both national brands and other local Hawaiian roasters. However, most competitors either use blended Kona beans or lack full control over their supply chains. Hala Tree differentiates itself by offering exclusively 100% Kona coffee, grown and roasted in-house, with no outsourcing or blending. Its farm-to-cup approach, combined with direct consumer experiences like farm tours and dedicated retail spaces, provides a more immersive and transparent coffee experience than many competitors. This holistic model appeals to discerning coffee consumers seeking authenticity, sustainability, and quality.

Industry

The U.S. specialty coffee industry is valued at over $25 billion and continues to grow, driven by consumer demand for high-quality, ethically sourced products. Within this space, Hawaiian coffee—particularly 100% Kona—holds a premium status due to its limited supply and distinct flavor profile. However, much of the market is dominated by blends that dilute the authenticity of Kona coffee. Hala Tree Coffee addresses this gap by offering true single-origin products with complete supply chain transparency. Additionally, the rise of experiential retail and interest in local, sustainable agriculture align with the company's farm-to-cup model and community-focused mission.

Current Stage and Roadmap

Current Stage

Hala Tree Coffee has already established its presence through successful farming operations, direct-to-consumer sales, and the recent launch of its first café on Oʻahu in summer 2024. This initial retail venture has gained traction among both locals and tourists, validating the brand's expansion strategy. The company has also secured a prime location in Waikiki at the new Lilia development for its second café. With a strong foundation and proven retail concept, Hala Tree is now raising funds to complete the buildout of the Waikiki café, purchase commercial-grade equipment, and hire and train a top-tier team.

Future Roadmap

Looking ahead, Hala Tree Coffee plans to complete and launch its Waikiki café, delivering a unique, high-traffic destination for experiencing authentic 100% Kona coffee. This location will feature a full-service café, in-house bakery, and curated space designed to foster community and deepen customer connection. Beyond Waikiki, the company envisions expanding its retail footprint across Hawaiʻi and potentially into mainland markets, while continuing to grow its online and wholesale channels. With each step, Hala Tree remains committed to elevating the standard for Kona coffee, supporting local agriculture, and building a purpose-driven brand with long-term impact.

The Team

Officers and Directors

Name: Jean Orlowski

Jean Orlowski's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, Owner, CEO, CFO, Board Member
  Dates of Service: July, 2012 - Present
  Responsibilities: Jean is the owner CEO, driving all direction for the company. He is deciding on new projects/investments. He does not currently receive compensation and owns 100% voting rights.

Name: Danielle Orlowski

Danielle Orlowski's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, Owner, Board Member, Secretary

Dates of Service: July, 2012 - Present
Responsibilities: Danielle is Founder - Owner - Q Grader.

Name: Brian Webb

Brian Webb's current primary role is with Hala Tree Cafe LLC. Brian Webb currently services 5 to 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Manager of Hala Tree Café, Board Member
  Dates of Service: May, 2024 - Present
  Responsibilities: Brian is in charge of cafe operations, and the training and education programs.

Other business experience in the past three years:

- Employer: Plate Neighborhood Kitchen
  Title: Coffee Program Manager
  Dates of Service: August, 2022 - August, 2024
  Responsibilities: Brian was in charge of the coffee program for a farm-to-table restaurant in Raleigh, NC. This included making purchasing decisions, menu development, hiring and firing of staff, and coordinating on-boarding and training.

Other business experience in the past three years:

- Employer: Waimea Coffee Farm LLC
  Title: Consultant
  Dates of Service: March, 2018 - January, 2024
  Responsibilities: Brian provided advice and guidance in marketing and sales for a startup coffee farming operation in Waimea, HI.

Other business experience in the past three years:

- Employer: Hala Tree Cafe LLC
  Title: General Manager
  Dates of Service: May, 2024 - Present
  Responsibilities: Brian oversees all cafe operations, including hiring, firing, training, marketing, inventory management, etc.

Name: Katherine Keith

Katherine Keith's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Manager of Hala Tree Coffee, Board Member
  Dates of Service: September, 2016 - Present
  Responsibilities: As General Manager, Katherine handles a variety of responsibilities, including overseeing daily operations and supporting the team.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or the “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any

securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to

the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or

for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We are an early stage company and have not yet generated any profits
Hala Tree Coffee, Inc. was formed on April 2, 2025. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Hala Tree Coffee, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jean Orlowski	2,600,000	Common Stock	100.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 231,213 of Common Stock.

Common Stock

The amount of security authorized is 3,100,000 with a total of 2,600,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 2,600,000
  Use of proceeds: Founder stock grant
  Date: April 02, 2025
  Offering exemption relied upon: Rule 701

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $1,150,249 compared to $1,610,891 in fiscal year 2024.

The revenue increased mainly because of our Newly opened coffee shop on Oahu (opened June 1 2024).

Cost of Sales

Cost of Sales for fiscal year 2023 was $465,490 compared to $371,514 in fiscal year 2024.

We decreased the cost of sales because we optimized our sales channels. The new coffee shop buying coffee from the farm optimizes the cost of sale as we wanted to prove the viability of opening the new cafe. We also optimized our expenses, mainly stopping all the coffee we were buying from other farms. We stopped buying as our new trees planted in 2022 started to produce.

Gross Margins

Gross margins for fiscal year 2023 were $785K compared to $959K in fiscal year 2024.

The increase was due to more production becoming available. This is a result of our new fields planted in 2022.

Expenses

Expenses for fiscal year 2023 were $817,500 compared to $1,198,569 in fiscal year 2024.

Expenses increased as the new cafe on Oahu is included/consolidated in the 2024 number.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we proved with the cafe opened in 2024 that it is self sustainable in terms of cash. Waikiki will have about 6 times more clients and cash flow generated. Past cash was primarily generated through sales. Our goal is to increase our income by about $2M per year with the new cafe in Waikiki.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of May 2025, the Company has capital resources available in the form of a line of credit for $200K from Zion, a capital contribution or shareholder loan in the amount of $475K, and $250K cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations.

We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign. We will use those funds as a backup if the crowdfunding is not enough for us to open the new cafe.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, $200k will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for indefinitely. This is based on a current monthly burn rate of $120,000 for expenses related to marketing and new equipment for the cafe.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for indefinitely. This is based on a current monthly burn rate of $120,000 for expenses related to marketing and new equipment for the cafe. We will be able to operate and still open the new coffee shop using an alternative funding channel.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital. We are looking at a short term loan if the crowdfunding is not raising the funds expected.

Indebtedness

- Creditor: EIDL
  Amount Owed: $469,930.00
  Interest Rate: 3.75%
  Maturity Date: June 21, 2050

- Creditor: Zions Bancorporation
  Amount Owed: $1,099,462.00
  Interest Rate: 3.8%
  Maturity Date: November 01, 2050

- Creditor: Chase
  Amount Owed: $41,030.00
  Interest Rate: 6.99%
  Maturity Date: November 30, 2029

- Creditor: Santander
  Amount Owed: $22,366.00
  Interest Rate: 8.4%
  Maturity Date: August 09, 2029

- Creditor: Sheffield Financial

Amount Owed: $31,296.00
Interest Rate: 0.0%
Maturity Date: October 01, 2027

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $8,996,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $123,999.48 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- StartEngine Service Fees
  16.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Marketing
  76.5%
  We will market the crowdfunding on the mainstream usual platform (FaceBook, Google Ads).

If we raise the over allotment amount of $799,996.98, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Marketing
  10.0%
  We will market the crowdfunding campaign on mainstream platforms.

- New equipment for the cafe
  50.0%
  Bakery equipment (ovens, fridges, ice machine, dishwasher, espresso machine, furniture

- Cash flow to start the new cafe
  32.5%
  Mainly to hire/train new staff before opening and run for the first 3 months.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://halatreecoffee.com/ (https://halatreecoffee.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/hala-tree-coffee

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Hala Tree Coffee, Inc.

[See attached]

Hala Tree, LLC.
(the "Company")
a Hawaii Corporation

Consolidated Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS

RNB CAPITAL
www.rnbcapitalcpas.com
954-399-1914
Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Hala Tree, LLC Management

We have reviewed the accompanying consolidated financial statements of Hala Tree, LLC (the Company) which comprise the consolidated statement of financial position as of December 31, 2024 & 2023 and the related consolidated statements of operations, consolidated statement of changes in shareholders' equity, and consolidated statement of cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements:
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding a Successor Entity:
Hala Tree Coffee, Inc. was incorporated on April 2, 2025 in Delaware. Hala Tree Coffee, Inc. will serve as a holding company for the Company and will conduct a regulation crowdfunding campaign in 2025.

RNB Capital LLC

Tamarac, FL
May 2, 2025

HALA TREE, LLC
CONSOLIDATED STATEMENT OF FINANCIAL POSITION (BALANCE SHEET)

		As of December 31,	
		2024	**2023**
ASSETS			
Current Assets:			
Cash & Cash Equivalents	$	250,529	292,444
Inventory		225,849	-
Other Current Assets		1,271	980
Total Current Assets		477,648	293,425
Non-Current Assets:			
Intangible Assets - net	$	11,654	12,999
Fixed Assets - net		674,952	328,471
Land		1,146,066	1,146,066
ROU Asset		298,776	-
Total Non-Current Assets		2,131,448	1,487,536
TOTAL ASSETS		2,609,096	1,780,961
LIABILITIES AND EQUITY			
Current Liabilities:			
Credit Card Payable	$	20,872	12,920
Accrued Expenses		28,288	-
Short Term Lease Liability		231,745	-
Other Current Liabilities		14,566	8,776
Total Current Liabilities		295,471	21,696
Non-Current Liabilities:			
Notes Payable - LT	$	1,664,782	1,705,125
Long Term Lease Liability		178,565	-
Other Long-Term Liabilities		-	7,271
Total Non-Current Liabilities		1,843,347	1,712,396
TOTAL LIABILITIES		2,138,818	1,734,092
EQUITY			
Member's Equity	$	402,096	177,999
Non-Controlling Interest		228,000	-
Owner Withdrawals		(179,849)	(156,429)
Accumulated Deficit		20,031	25,298
TOTAL EQUITY		470,278	46,868
TOTAL LIABILITIES AND EQUITY	$	2,609,096	1,780,961

See Accompanying Notes to these Unaudited Financial Statements

HALA TREE, LLC
CONSOLIDATED STATEMENT OF OPERATIONS

		Year Ended December 31,	
		2024	2023
Revenues			
Service Income	$	142,124	174,214
Retail Income		654,172	744,174
Wholesale Income		373,076	231,861
Cafe Income		441,519	-
Cost of Goods Sold		(371,514)	(465,490)
Gross Profit		1,239,376	684,759
Operating Expenses			
Advertising & Marketing	$	89,742	62,844
General & Administrative		274,673	237,004
Legal & Professional		6,230	10,663
Insurance		64,368	57,418
Payroll		649,232	403,194
Operating Lease expense		65,000	-
Depreciation Expense		47,980	45,033
Amortization Expense		1,345	1,345
Total Operating Expenses		**1,198,569**	**817,500**
Total Income (Loss) from Operations		**40,807**	**(132,740)**
Other (Expense)			
Settlement	$	79,289	33,583
Credit Card Rewards		492	6,356
Interest Income		60	98
Other Miscellaneous Income		25,864	1,500
Bad Debt		(3,126)	-
Interest Expense		(58,079)	(53,221)
Other Miscellaneous Expense		(5,000)	-
Total Other Income (Expense)		**39,500**	**(11,684)**
Earnings Before Income Taxes, Depreciation, and Amortization		**129,631**	**(98,047)**
Consolidated Net Income (Loss)	**$**	**80,307**	**(144,424)**
Less: Loss attributable to non-controlling Interest		**(55,637)**	**-**
Net income attributable to the parent Company		**135,944**	**-**

See Accompanying Notes to these Unaudited Consolidated Financial Statements

HALA TREE, LLC
CONSOLIDATED STATEMENT OF CHANGES IN MEMBER EQUITY

	Members' Capital		Retained Earnings	Total Members'
	Units	$ Amount	(Deficit)	Equity
Beginning balance at 1/1/23	100	43,601	180,434	224,036
Contribution	-	10,583	-	10,583
Distribution	-	(32,614)	-	(32,614)
Prior Period Adjustment	-	-	(10,712)	(10,712)
Net income (loss)	-	-	(144,424)	(144,424)
Ending balance at 12/31/23	100	21,571	25,298	46,868
Contribution	-	452,097	-	452,097
Distribution	-	(23,420)	-	(23,420)
Prior Period Adjustment	-	-	(85,574)	(85,574)
Net income (loss)	-	-	80,307	80,307
Ending balance at 12/31/24	100	450,248	20,031	470,278

See Accompanying Notes to these Unaudited Consolidated Financial Statements

HALA TREE, LLC
CONSOLIDATED STATEMENT OF CASH FLOWS

		Year Ended December 31,	
		2024	**2023**
OPERATING ACTIVITIES			
Net Income (Loss)	$	80,307	(144,424)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Depreciation Expense		47,980	45,033
Amortization Expense		1,345	1,345
Inventory		(225,849)	-
ROU Asset		(298,776)	-
Other Current Assets		(290)	3,256
Credit Card Payable		7,952	(2,619)
Accrued Expenses		28,288	9,234
Short Term Lease Liability		231,745	-
Other Current Liabilities		5,790	(5,535)
Prior Period Adjustment		(134,898)	(81,536)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		(336,713)	(30,823)
Net Cash used in (provided by) Operating Activities		(256,406)	(175,247)
INVESTING ACTIVITIES		-	-
Intangible Assets - net	$	1,345	1,345
Fixed Assets - net		(346,481)	(22,288)
Net Cash provided by Investing Activities		(345,136)	(20,943)
FINANCING ACTIVITIES			
Notes Payable - LT	$	(40,343)	27,845
Long Term Lease Liability		178,565	-
Other Long-Term Liabilities		(7,271)	(20,394)
Member's Equity		224,097	10,583
Non-Controlling Interest		228,000	-
Owner Withdrawals		(23,420)	(32,614)
Net Cash provided by (used in) Financing Activities		559,627	(14,580)
Cash at the beginning of period		292,444	480,927
Net Cash increase (decrease) for period		(41,915)	(188,482)
Cash at end of period		250,529	292,444

See Accompanying Notes to these Unaudited Consolidated Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Hala Tree, LLC ("the Company") was formed in Hawaii on July 27th, 2012. The Company earns revenue by producing and selling coffee. The Company serves as the parent company for Hala Tree Cafe, LLC, which was formed on January 8th, 2024. Hala Tree Cafe sells beverages and appetizers derived from the coffee produced by Hala Tree, LLC. The Company's headquarters is in Captain Cook, Hawaii. The Company's customers will be located in the United States. The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no predecessor entities.

Basis of Consolidation

The financials of the Company include its wholly-owned subsidiary, Hala Tree Café LLC., a Hawaii entity formed on January 8, 2024. All significant intercompany transactions are eliminated.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $292,444 and $250,529 in cash as of December 31, 2023 and December 31, 2024, respectively.

Inventory

Inventory consisted primarily of raw materials. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2024 consisted of the following: raw materials $225,849.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2024	2023
Machinery & Equipment	5	197,027	104,674
Farm Buildings & Structures	28	171,471	171,471
Leasehold Improvements	15	243,892	1,990
Vehicles	5-7	290,141	229,935
Coffee Trees	10	41,033	41,033
Less Accumulated Depreciation		(268,612)	(220,632)
Totals		**674,952**	**328,471**

Capitalized Internal-Use Software Costs

The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 15 years.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling coffee produce. This is done wholesale outlets. Produce is also sold by retail via the company's online website and farm tours on the company's property. The Company's payments are generally collected after the time of service or initiation of services. The Company's primary performance obligation is to ensure that its coffee yields are as efficiently stocked as possible, limiting all waste as much as possible so as to increase yearly revenue.

The Company also generates revenues by selling coffee related beverages at its café. This includes, but is not limited to, cups of coffee, bags of coffee and variations of the same. The Company's payments are generally collected at the time of service or initiation of services. The Company's primary performance obligation is to provide high quality coffee products to ensure an acceptable rate of traffic through its a café on a weekly basis.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse..

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Misreported Taxes

The company is currently working on a misreported 941-943 that was double accounted for by the IRS.

Operating Lease

The Company is required to follow the guidance of Accounting Standards Codification 842 ("ASC 842"), Leases. On February 15, 2024, the Company entered into a lease agreement with Crouching Lion LLC for a 1,572-square-foot property located in Kaaawa, HI. The lease originally had a term of 60 months, commencing on March 1, 2024.

	2024
Lease expense	
Operating lease expense	65,000
Total	65,000
Other Information	
Operating cash flows from operating leases	58,500
Weighted-average remaining lease term in years for operating leases	4.17
Weighted-average discount rate for operating leases	4.18%
Maturity Analysis	Operating
2025-12	78,000
2026-12	78,000
2027-12	78,000
2028-12	78,000
2029-12	13,000
Thereafter	-
Total undiscounted cash flows	325,000
Less: present value discount	(26,224)
Total lease liabilities	298,776

NOTE 5 – LIABILITIES AND DEBT

The company made use of several loans during the period under review. These loans have maturity dates ranging from and bear no interest. The company also made use of convertible loans with varying interest rates and maturity dates. See the table below outlining all loan details:

For the Year Ended December 2024

Lender Name	Principal Amount	Issuance date	Interest Rate	Maturity Date/Period	Balance Outstanding
EIDL	500,000	6/19/2020	3.75%	6/21/2050	469,930
Zions Bancorporation	1,190,000	10/20/2020	3.8%	11/01/2050	1,099,462
Chase	41,671	11/23/2024	6.99%	11/30/2029	41,030
Santander	24,716	08/09/2029	8.4%	08/09/2029	22,366
Sheffield Financial	43,814	10/2/2023	No Interest Rate	10/1/2027	31,296
Total					**1,664,084**

NOTE 6 – EQUITY

The company has one (1) member as of July 27, 2012. This member is the founder and CEO of this company and possesses 100% of shares. The company's subsidiary, Hala Tree Cafe, LLC, is held on a 50% partnership and this has two (2) members. Each member only has one class of membership units.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 2, 2025, the date these financial statements were available to be issued.

The company formed Hala Tree Coffee, Inc on April 2, 2025 for the purpose of owning all other Hala Tree companies. This company authorized 3,100,000 units of common stock at a par value of 0.0001 per share.

Hala Tree Coffee, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

From Inception to April 25, 2025

TABLE OF CONTENTS

RNB CAPITAL

www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Hala Tree Coffee, Inc. Management

We have reviewed the accompanying financial statements of Hala Tree Coffee, Inc (the Company) which comprise the statement of financial position from inception to April 25, 2025 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter on Going Concern:
As discussed in Note 1, certain conditions and events raise concerns regarding the Company's ability to continue as a going concern in the near term. Management has addressed these matters in Note 1, along with its plans to mitigate the uncertainty. The accompanying financial statements have been prepared on a going concern basis and do not include any adjustments that might result if the Company were unable to continue its operations. Our conclusion is not modified with respect to this matter.

Emphasis of Matter Regarding a Predecessor Entity:
Hala Tree Coffee, Inc was incorporated on April 2, 2025 in Delaware. Hala Tree Coffee, Inc will serve as a holding company for its predecessor Hala Tree, LLC. Hala Tree Coffee, Inc will conduct a regulation crowdfunding campaign in 2025.

RNB Capital LLC

Tamarac, FL 33321
May 2, 2025

HALA TREE COFFEE, INC
STATEMENT OF FINANCIAL POSITION (BALANCE SHEET)

		As of April 25, 2025
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$	-
Total Current Assets		-
Non-Current Assets:		
Fixed Assets - net	$	-
Total Non-Current Assets		-
TOTAL ASSETS		-
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	$	5,500
Total Current Liabilities		5,500
Non-Current Liabilities:		
Line of Credit	$	-
Total Non-Current Liabilities		-
TOTAL LIABILITIES		5,500
EQUITY		
Common Stock		260
Accumulated Deficit		(5,500)
TOTAL EQUITY		(5,500)
TOTAL LIABILITIES AND EQUITY	$	-

See Accompanying Notes to these Unaudited Financial Statements

HALA TREE COFFEE, INC
STATEMENT OF OPERATIONS

		As of April 25, 2025
Operating Expenses		
General & Administrative		5,760
Total Operating Expenses		**5,760**
Total Loss from Operations		**(5,760)**
Other Income (Expense)		
Other Miscellaneous Expenses	$	-
Total Other Income (Expense)		-
Net Income (Loss)	**$**	**(5,760)**

See Accompanying Notes to these Unaudited Financial Statements

HALA TREE COFFEE, INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock			Retained Earnings	Total Shareholders'
	# of Shares	$ Amount	APIC	(Deficit)	Equity
Beginning balance at 1/1/25	-	-	-	-	-
Issuance of Common Stock	2,600,000	260	-	-	260
Additional Paid-in Capital	-	-	-	-	-
Net income (loss)	-	-	-	(5,760)	(5,760)
Ending balance at 04/25/25	2,600,000	260	-	(5,760)	(5,500)

See Accompanying Notes to these Unaudited Financial Statements

HALA TREE COFFEE, INC
STATEMENT OF CASH FLOWS

		As of April 25, 2025
OPERATING ACTIVITIES		
Net Income (Loss)	$	(5,760)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable		5,500
Period Adjustment		260
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		5,760
Net Cash provided by (used in) Operating Activities		-
INVESTING ACTIVITIES		
Fixed Assets - net	$	-
Net Cash provided by (used in) Investing Activities		-
FINANCING ACTIVITIES		
Common Stock	$	-
Net Cash provided by (used in) Financing Activities		-
Cash at the beginning of period		-
Net Cash increase (decrease) for period		-
Cash at end of period		-

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Hala Tree Coffee, Inc ("the Company") was formed in Delaware on April 2nd, 2025. The Company serves as a holding company for Hala Tree, LLC. who earns its revenues from operating a coffee farm, selling coffee on a wholesale and retail level and also from operating a café. The Company's headquarters is in Captain Cook, Hawaii. The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of April 25, 2025.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of formation and filing costs, including legal fees.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company's general and administrative expenses of $5,500 were paid by its subsidiary, Hala Tree, LLC.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has no debts or long term obligations.

NOTE 6 – EQUITY

The Company has authorized 3,100,000 shares of common stock with a par value of $0.0001 per share. 2,600,000 shares are issued and outstanding as of the date of this report.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the date of inception to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 2, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GET A PIECE OF HALA TREE COFFEE

Hawai‘i’s Rising Star in Premium 100% Kona Coffee

From tree to cup, we deliver world class quality and a genuine connection to the land, sharing the rich heritage of Kona coffee with every sip. As our story grows stronger each season, we’re also on a mission to make 100% Kona coffee more accessible to everyone, so more people can experience the true taste of Hawai‘i.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


HALA TREE
100% Kona Coffee
BLACK & TAN

OVERVIEW ABOUT TERMS PRESS DISCUSSION INVESTING FAQS

Get Equity
$3.46 Per Share

MIN INVEST $297.56

VALUATION $9M

REASONS TO INVEST

Established Brand with Strong Growth Potential - Hala Tree Coffee is one of Kona’s largest vertically integrated coffee producers, with 100 acres under cultivation and a 175.9% increase in revenue over the past five years. Known for quality and authenticity, we’ve built a trusted brand across farm tours, direct-to-consumer sales, wholesale accounts, and profitable retail café in 2024 – creating multiple revenue streams and momentum for continued expansion.

Profitable Retail Success with Expansion Underway - Our first café on O‘ahu, opened in summer 2024, has been profitable since the beginning of 2025 – attracting both locals and tourists with strong early traction. Building on this momentum and insights gained, we’ve secured a letter of intent in a prime location in Waikiki to launch our flagship café, expanding our reach in one of Hawaii's most visited destinations.

Vertical Integration = Strong Margins - We have achieved gross profit margins of over 50% in 2023 and 2024 because we own every step of the process – from cultivation and harvesting to roasting, packaging, and direct sales. Full control over our supply chain allows us to maintain quality and scale efficiently without relying on middlemen.

TEAM



Jean Orlowski • Founder, Owner, CEO, CFO, Board Member

Jean Orlowski left a successful career on Wall Street to follow his passion for agriculture and coffee. As the owner of Hala Tree Coffee and founder of Hala Tree Café, he brings strong business expertise, a commitment to quality, and a clear vision for growth. Under his leadership, Hala Tree has expanded its farming operations, built a direct-to-consumer model, and created meaningful experiences that connect people to 100% Kona coffee at its source.

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Danielle Orlowski • Founder, Owner, Board Member, Secretary

With a background in interior design, Danielle Orlowski brings a creative vision and meticulous eye to Hala Tree Coffee. As a certified Q Grader, she also plays a key role in maintaining the high quality of their 100% Kona coffee. Danielle is the force behind the brand's inviting aesthetic—from packaging to café design—creating a memorable experience that reflects the excellence of their coffee.

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Brian Webb • Manager of Hala Tree Café, Board Member

Brian's coffee journey began in 2006 and has taken him from barista work in Seattle to leading roasting operations on the Big Island. A longtime advocate for Hawai'i's coffee community, he's helped modernize competitions and launch key industry events. Now back on O'ahu, Brian leads Hala Tree Café, bringing fresh ideas to coffee quality, education, and community connection.

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Katherine Keith • Manager of Hala Tree Coffee, Board Member

Katherine Keith has been with Hala Tree Coffee from the very beginning, bringing dedication and hands-on leadership to every aspect of the business. As general manager, she's deeply involved in operations, managing shipping and logistics, ensuring everything runs smoothly, and supporting the team in all areas of the company.

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THE PITCH

Authentic, 100% Kona Coffee

At Hala Tree Coffee, we produce authentic 100% Kona coffee straight from our family-owned estate on the slopes of Mauna Loa. Every step – from hand picking ripe cherries to sun-drying and small-batch roasting – is handled on-site with care to maintain the integrity and distinctiveness of this renowned coffee. Our vertically integrated approach allows us to oversee the full journey from seed to cup, helping us maintain consistency, quality, and traceability.


AWARD-WINNING QUALITY
Recognized in multiple specialty coffee competitions for excellence in flavor, consistency, and craftsmanship.

We've built a foundation rooted in transparency, sustainability, and customer engagement. Our offerings go beyond the product itself, including immersive farm tours, direct-to-consumer sales, and a growing

online community of coffee enthusiasts. Our first café on Oʻahu has helped us connect with thousands of customers, and we are now working to expand our footprint into Waikiki, a key location for continued brand visibility and consumer outreach.

This is more than coffee – it's a movement, and we're just getting started.


OAHU
HALA TREE
100% Kona Coffee
HALA TREE CAFE
NEW LOCATION
BIG ISLAND
HALA TREE COFFEE FARM

THE MARKET & OUR TRACTION

Specialty Coffee Demand Is Rising

Coffee consumption in the U.S. is at a 20-year high, with over 75% of Americans drinking coffee weekly [1]. But the shift isn't about quantity — it's about quality. Specialty coffee consumption has grown 7.5% year over year [1], driven by demand for origin-specific, ethically sourced, and espresso-based drinks.


Global Specialty Coffee Market
$45.97 billion
in 2023
$69.81 billion
in 2032

Source: [1], [2]

Our Traction

Hala Tree Coffee has grown from a 6-acre farm into one of Kona's largest vertically integrated coffee producers, now operating nearly 100 acres. In the past five years, we've increased revenue by 175.9%, exceeding $1.5M in 2024, with strong gross margins and growing customer demand across direct-to-consumer, wholesale, and café channels — including retail placement in Whole Foods.


Revenue Growth
We have increased our revenues
by 175.9% in 5 years
$724K
$961K
$1M
$1.2M
$1.5M
2020
2021
2022
2023
2024

In June 2024, we opened our first café on O'ahu — already profitable and attracting both locals and tourists. With over 13,200 customers served in the first three months of 2025, 200+ active subscriptions, 10+ wholesale accounts secured, and international expansion underway starting with Japan, we're continuing to grow our operations and explore new markets.



Why We're Expanding into Waikiki

As demand for authentic, high-quality experiences grows, we're scaling our footprint to meet people where interest and foot traffic naturally align. Hawai'i's tourism is climbing — with visitor traffic up 1.7% and total tourist spending up 10.3% year over year — and Waikiki remains the state's most visited destination [3]. Opening our flagship café there allows us to bring 100% Kona coffee directly to a global audience, turning foot traffic into brand awareness, retail sales, and long-term customer relationships.

Source: [3]

What We're Building

We're building more than just another coffee shop — we're creating a flagship café in Waikiki that brings our farm-to-cup story to one of the most visited locations in Hawai'i. This café represents more than just a place to grab a great cup of coffee - it's a key step in bringing our entire coffee journey full circle.


Our Café Will Feature
• The only 100% Kona coffee café in Waikiki
• Full espresso bar with farm-grown beans
• In-house bakery offering fresh pastries and all-day food service
• Retail area for coffee, merch, and gifts
• After hours events and seminars

**This image is a rendering of a store not yet opened.*

With a focus on quality, transparency, and experience, the Waikiki café is a key step in scaling Hala Tree into a retail-facing brand with deep roots — and is projected to generate approximately $5 million in annual revenue once fully operational*.

**This is a forward-looking statement and information relating to, among other things, the company, its business plan and strategy, and its industry. Actual results could differ significantly due to various risks and uncertainties.*

What's Next for Hala Tree

With our Waikiki café underway, we're focused on expanding our retail presence across Hawai'i and introducing more people to the full Hala Tree experience. Longer term, we're exploring international growth, starting with Japan and looking ahead to other key markets in Asia and the Middle East.


1 Opened first café on O'ahu
2 Launched sales in Japan
3 Opening flagship café in Waikiki
4 Expanding into Asia & Middle East
5 Growing café footprint across Hawai'i

WHY INVEST

Header

100% Kona coffee is one of the world's most exclusive coffees—and we grow, roast, and serve it ourselves right here in Hawai'i. Now, we're bringing our farm-to-cup experience to the heart of Waikiki with a flagship café that celebrates local agriculture, specialty coffee, and the spirit of aloha.

If you believe in thoughtfully built businesses and supporting what's grown and crafted with care, we'd be honored to have you with us on this journey.

Let's build something beautiful together — right here in Waikiki.



Invest in Hala Tree Coffee Today
We believe this is a meaningful opportunity to support a growing, vertically integrated coffee business built on quality, transparency, and a direct connection to the land.

ABOUT

HEADQUARTERS
82-5966 Mamalahoa Hwy
Captain Cook, HI 96704

WEBSITE
View Site

From tree to cup, we deliver world class quality and a genuine connection to the land, sharing the rich heritage of Kona coffee with every sip. As our story grows stronger each season, we're also on a mission to make 100% Kona coffee more accessible to everyone, so more people can experience the true taste of Hawaiʻi.

TERMS

Hala Tree Coffee

Overview

PRICE PER SHARE
$3.46

VALUATION
$9M

DEADLINE
Sep. 25, 2025 at 6:59 AM UTC

FUNDING GOAL
$124K - $800K

Breakdown

MIN INVESTMENT
$297.56

OFFERING TYPE
Equity

MAX INVESTMENT
$799,996.98

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
35,838

MAX NUMBER OF SHARES OFFERED
231,213

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$2,609,096	$1,780,961
Cash & Cash Equivalents	$250,529	$292,444
Accounts Receivable	$0	$0
Short-Term Debt	$295,471	$21,696
Long-Term Debt	$1,843,347	$1,712,396
Revenue & Sales	$1,610,891	$1,150,249
Costs of Goods Sold	$371,514	$465,490
Taxes Paid	$0	$0
Net Income	$135,944	$0

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based Perks

Early Bird 1: Invest $500+ within the first 2 weeks and receive 8% bonus shares

Early Bird 2: Invest $1,000+ within the first 2 weeks and receive 10% bonus shares

Early Bird 3: Invest $5,000+ within the first 2 weeks and receive 12% bonus shares

Early Bird 4: Invest $10,000+ within the first 2 weeks and receive 14% bonus shares

Early Bird 5: Invest $25,000+ within the first 2 weeks and receive 16% bonus shares

Early Bird 6: Invest $50,000+ within the first 2 weeks and receive 18% bonus shares

Flash Perk 1: Invest $2,500+ between days 35 - 40 and receive 6% bonus shares

Flash Perk 2: Invest $5,000+ between days 60 - 65 and receive 8% bonus shares

Amount-Based Perks

Java Enthusiast: Invest $500+ and receive the first month free on any coffee subscription service + branded mug.

Coffee Connoisseur: Invest $1,000+ and receive Includes a tour of the coffee farm + first two months free on any subscription service.

Cafe Regular: Invest $5,000+ and receive a private coffee workshop for you and friends, a branded merchandise set, and 5% bonus shares.

Cafe VIP: Invest $10,000+ and receive a one year tasting club, a private tasting event, 10% off cafe purchases for a year, and 10% bonus shares.

Coffee Visionary: Invest $25,000+ and, receive 3 years of subscription service, exclusive cafe privileges, and 15% bonus shares.

Ultimate Brewmaster: Invest $50,000+ and receive Permanent acknowledgment in both cafes, personal barista workshop, 5 years subscription, 20% bonus shares.

Loyalty Bonus

All farm management clients as of 6/1/2025 will receive a discount on their fee the month following the close of this fundraise, equal to 25% of their investment amount. Similarly, all subscribers as of 6/1/2025 will receive a discount on their subscription the month following the close of this fundraise, equal to 25% of their investment amount.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Hala Tree Coffee, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.46 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $346. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus in addition to the aforementioned bonus.

PRESS

Hawaii Magazine

Kona-Based Coffee Farm Opens First Café on Oʻahu

View Article

Daily Coffee News

Hala Tree Coffee Branches Out from Kona to Oahu with First Cafe

View Article

Coffee Talk

Kona-Based Coffee Farm Opens First Café On Oʻahu

View Article

Hawaii Public Radio

Kona coffee farmers evolve with labor demands and environmental concerns.

View Article

Tea & Coffee

Kona Coffee farm uses QR Technology for traceability

View Article

Show More Press

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Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

More FAQs →

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY "HALA TREE COFFEE, INC." IS DULY INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE AND IS IN GOOD STANDING AND HAS A LEGAL CORPORATE EXISTENCE SO FAR AS THE RECORDS OF THIS OFFICE SHOW, AS OF THE THIRD DAY OF APRIL, A.D. 2025.

AND I DO HEREBY FURTHER CERTIFY THAT THE SAID "HALA TREE COFFEE, INC." WAS INCORPORATED ON THE SECOND DAY OF APRIL, A.D. 2025.

AND I DO HEREBY FURTHER CERTIFY THAT THE ANNUAL FRANCHISE TAXES HAVE BEEN ASSESSED TO DATE.

C. P. Sanchez

Charuni Patibanda-Sanchez, Secretary of State

10153070 8300

SR# 20251392739

Authentication: 203355265

Date: 04-03-25

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:52 PM 04/02/2025
FILED 06:52 PM 04/02/2025
SR 20251371148 - File Number 10153070

CERTIFICATE OF INCORPORATION
OF
HALA TREE COFFEE, INC.

Article I

The name of the corporation is Hala Tree Coffee, Inc. (the "**Corporation**").

Article II

The registered office of the Corporation in the State of Delaware is located at 131 Continental Drive, Suite 305, Newark, DE 19713 in New Castle County. The name of the registered agent of the Corporation at such address is LegalInc Corporate Services Inc.

Article III

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Article IV

The Corporation shall have authority to issue Three Million One Hundred Thousand (3,100,000) shares of common stock, par value $0.0001 per share.

Article V

The name and mailing address of the incorporator are as follows:

Name	Mailing Address
Jeffrey S. Marks	9 Chatelaine Newport Coast, CA. 92657

Article VI

A director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that this Article VI shall not eliminate or limit the liability of a director (i) for any breach of his duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derives an improper personal benefit. This Article VI shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date when this Article VI becomes effective.

Any repeal or modification of the foregoing provisions of this Article VI by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

Article VII

The Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same exists from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

In addition, the Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same may exist from time to time, pay to such person any and all expenses (including attorneys' fees) incurred in defending or settling any such action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer, to repay such amount if it shall ultimately be determined by a final judgment or other final adjudication that he is not entitled to be indemnified by the Corporation as authorized in this Article. The rights to indemnification and to the advancement of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, this Certificate of Incorporation, the Bylaws of this Corporation, by agreement, vote of stockholders, or disinterested directors or otherwise.

Article VIII

The duration of the Corporation shall be perpetual.

Article IX

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

Article X

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

I, **THE UNDERSIGNED**, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, does make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly has executed this Certificate on April 2, 2025.

Jeffrey S. Marks

Jeffrey S. Marks, Incorporator

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT

[SEE ATTACHED]

Aloha Annabelle,

Following our previous conversations, I'm excited to share that we are opening a new Hala Tree coffee shop in Waikiki. We believe this location will serve as a fantastic showcase for our coffee and establish a direct sales channel, providing us with greater control over our distribution. This expansion is also anticipated to benefit our valued farm management partners by increasing our capacity to purchase your crops.

To help fund this new venture, we are planning to launch a crowdfunding campaign that offers a portion of Hala Tree's equity.

As one of our valued clients, we wanted to notify you of this potential upcoming opportunity. As a gesture of our appreciation, should you invest in the offering, we are pleased to offer a Loyalty Bonus Perk to select existing clients or subscribers. This Perk offers a discount on your fee the month following the close of the planned fundraise, equal to 25% of your investment amount. For instance, should you invest $1,000, you would receive the corresponding shares, and a $250 discount would be applied to your subsequent invoices.

We are planning to commence the funding phase in the coming weeks and hope this opportunity is of interest to you. If you decide to invest, we would be grateful if you could do so soon after the launch-, as we also plan to offer time-based perks.

I will be in touch shortly to provide further details.

Mahalo,

Jean Orlowski
Hala Tree owner
tel : 808-238-5005
www.halatree.com